Exhibit 21.1

List of Subsidiaries

Poise Profit International Limited (“Poise Profit”), which is 100% by China Energy Recovery, Inc.

Haie Hi-Tech Engineering (Hong Kong) Company Limited, which is 100% owned by Poise Profit.

CER (Hong Kong) Holdings Limited (“CER Hong Kong”), which is 100% owned by Poise Profit.

CER Energy Recovery (Shanghai) Co., Ltd., which is 100% owned by CER Hong Kong.

CER Energy Recovery (Yanzhou) Co., Ltd., which is 100% owned by CER Hong Kong.

VIE relationships are held by CER Hong Kong with the following: (i) Shanghai Xin Ye Environmental Protection Engineering Technology Co., Ltd., and Shanghai Hai Lu Kun Lun Hi-Tech Engineering Co., Ltd.